CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

As at		June 30, 2014	December 31, 2013
(millions of Canadian dollars)	Notes
Assets
Current assets
Accounts receivable	10	$204.9	$168.9
Inventories	12	87.5	51.6
Prepaid expenses		16.7	14.1
Risk management contracts	10	5.7	0.3
		314.8	234.9
Non-current assets
Long-term deposit and other		0.4	5.6
Deferred income tax asset		142.9	148.8
Exploration and evaluation assets	6	57.3	59.4
Property, plant and equipment	5	4,437.8	4,461.4
Investments in joint ventures	7	55.1	—
Goodwill		379.8	379.8
		5,073.3	5,055.0
Total assets		$5,388.1	$5,289.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	10	$317.6	$258.3
Promissory note	10	6.2	12.3
Current portion of provisions	11	50.2	39.1
Risk management contracts	10	7.9	0.6
		381.9	310.3
Non-current liabilities
Long-term debt	8, 10	1,912.7	1,973.0
Related party loans	10, 20	378.6	259.6
Long-term liability	10, 13	59.6	69.5
Non-current provisions	11	730.0	731.5
Post-employment benefit obligations		10.5	6.8
		3,091.4	3,040.4
Total liabilities		$3,473.3	$3,350.7
Shareholders’ equity
Shareholder's capital		3,860.8	3,860.8
Contributed surplus	20	10.3	4.3
Deficit		(1,915.1)	(1,893.2)
Accumulated other comprehensive loss	18	(41.2)	(32.7)
Total shareholder's equity		1,914.8	1,939.2
Total liabilities and shareholder's equity		$5,388.1	$5,289.9
Commitments [Note 19]
Subsequent events [Note 21]

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended June 30,		Six months ended June 30,
(millions of Canadian dollars)	Notes	2014	2013	2014	2013

Petroleum, natural gas, and refined product sales		$1,415.4	$1,440.9	$2,816.5	$2,831.8
Royalties		(50.9)	(41.6)	(87.2)	(74.3)
Income from joint ventures	7	0.2	—	0.2	—
Revenues and other income	14	1,364.7	1,399.3	2,729.5	2,757.5

Expenses
Purchased products for processing and resale		1,103.8	1,135.5	2,111.8	2,221.9
Operating		139.1	135.5	296.2	294.4
Transportation and marketing		9.6	6.5	17.5	13.0
General and administrative		16.3	17.4	33.3	35.3
Depletion, depreciation and amortization	5	113.6	161.4	226.7	328.3
Exploration and evaluation	6	0.4	0.3	9.1	8.9
Gains on disposition of assets		(2.1)	(2.3)	(1.6)	(8.9)
Finance costs	15	25.4	22.5	49.9	49.9
Risk management contracts gains	10	(1.3)	(3.0)	(2.0)	(6.0)
Foreign exchange (gains) losses	16	(29.8)	30.8	2.4	36.6
Loss before income tax		(10.3)	(105.3)	(13.8)	(215.9)

Income tax expense (recovery)		14.5	(16.1)	8.1	(31.4)
Net loss		$(24.8)	$(89.2)	$(21.9)	$(184.5)

Other comprehensive loss ("OCL")
Items that may be reclassified to net income
Gains (losses) on designated cash flow hedges, net of tax	10, 18	4.1	0.7	(3.1)	(1.9)
Gains (losses) on foreign currency translation	18	14.0	4.9	(1.5)	9.2
Items that will not be reclassified to net income
Actuarial gains (losses), net of tax	18	(2.9)	4.8	(3.9)	9.8
Comprehensive loss		$(9.6)	$(78.8)	$(30.4)	$(167.4)

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY (UNAUDITED)

					Accumulated
					Other
					Comprehensive	Total
	Shareholder’s		Contributed		Loss	Shareholder’s
(millions of Canadian dollars)	Notes	Capital	Surplus	Deficit	("AOCL")	Equity
Balance at December 31, 2013		$3,860.8	$4.3	$(1,893.2)	$(32.7)	$1,939.2
Losses on derivatives designated as cash flow hedges, net of tax	18	—	—	—	(3.1)	(3.1)
Losses on foreign currency translation	18	—	—	—	(1.5)	(1.5)
Actuarial losses, net of tax	18	—	—	—	(3.9)	(3.9)
Shareholder loan	20	—	6.0	—	—	6.0
Net loss		—	—	(21.9)	—	(21.9)
Balance at June 30, 2014		$3,860.8	$10.3	$(1,915.1)	$(41.2)	$1,914.8

Balance at December 31, 2012		$3,860.8	$—	$(1,111.3)	$(57.6)	$2,691.9
Losses on derivatives designated as cash flow hedges, net of tax		—	—	—	(1.9)	(1.9)
Gains on foreign currency translation		—	—	—	9.2	9.2
Actuarial gains, net of tax		—	—	—	9.8	9.8
Net loss		—	—	(184.5)	—	(184.5)
Balance at June 30, 2013		$3,860.8	$—	$(1,295.8)	$(40.5)	$2,524.5

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six months ended June 30,

(millions of Canadian dollars)	Notes	2014	2013
Cash provided by (used in) Operating Activities
Net loss		$(21.9)	$(184.5)
Items not requiring cash
Income from joint ventures	7	(0.2)	—
Depletion, depreciation and amortization	5	226.7	328.3
Accretion of decommissioning and environmental remediation liabilities	11, 15	11.6	11.1
Unrealized gains on risk management contracts	10	(2.5)	(2.1)
Unrealized losses on foreign exchange	16	1.4	35.5
Unsuccessful exploration and evaluation cost	6	8.6	8.2
Gains on disposition of assets		(1.6)	(8.9)
Gain on redemption of convertible debentures		—	(3.6)
Deferred income tax expense (recovery)		8.1	(31.4)
Other non-cash items		7.6	2.3
Realized foreign exchange loss on senior unsecured credit facility		—	1.3
Settlement of decommissioning and environmental remediation liabilities	11	(3.6)	(7.6)
Change in non-cash working capital	17	24.0	(4.7)
		$258.2	$143.9

Financing Activities
Credit facility (repayment) borrowings, net	8	(66.1)	67.8
Borrowing on senior unsecured credit facility		—	395.4
Repayment of senior unsecured credit facility		—	(396.7)
Repayment of promissory note		(6.1)	(5.9)
Borrowings from related party loans	20	120.0	—
Issuance of senior notes, net of issuance costs		—	634.5
Redemption of convertible debentures		—	(627.2)
		$47.8	$67.9

Investing Activities
Additions to property, plant and equipment	5	(286.7)	(285.4)
Additions to exploration and evaluation assets	6	(10.3)	(15.8)
Property dispositions, net	5, 6, 7	36.1	119.6
Change in non-cash working capital	17	(45.1)	(22.3)
		$(306.0)	$(203.9)

Change in cash		—	7.9
Cash, beginning of period		—	7.6
Cash, end of period		$—	$15.5

Interest paid		$33.4	$38.7

The accompanying notes are an integral part of these consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three and six months ended June 30, 2014 and 2013
(Tabular amounts in millions of Canadian dollars unless otherwise indicated)

1.	Nature of Operations and Structure of the Company

Harvest Operations Corp. (“Harvest” or the “Company”) is an energy company in the business of the exploration, development, and production of crude oil, bitumen, natural gas and natural gas liquids in western Canada with a petroleum refining and marketing business located in the Province of Newfoundland and Labrador. Harvest has three reportable segments: Upstream, BlackGold oil sands (“BlackGold”) and Downstream. For further information regarding these reportable segments, see note 4.

Harvest is a wholly owned subsidiary of Korea National Oil Corporation (“KNOC”). The Company is incorporated and domiciled in Canada. Harvest’s principal place of business is located at 2100, 330 – 5th Avenue SW, Calgary, Alberta, Canada T2P 0L4.

2.	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Accounting Standards (“IAS”) 34 – “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements do not include all of the information required for annual financial statements and should be read in conjunction with the Audited Consolidated Financial Statements as at and for the year ended December 31, 2013, which were prepared in accordance with IFRS.

These consolidated financial statements were approved and authorized for issue by the Board of Directors on August 12, 2014.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for held-for-trading financial assets and derivative financial instruments, which are measured at fair value.

Functional and Presentation Currency

In these consolidated financial statements, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, which is the Company’s functional currency. All references to US$ are to United States dollars.

Use of Estimates and Judgment

Significant estimates and judgment used in the preparation of the financial statements are described in note 5 of the Audited Consolidated Financial Statements as at and for the year ended December 31, 2013, except as described below under note 3 – joint arrangements.

3.	Significant Accounting Policies

These condensed interim consolidated financial statements follow the same accounting principles and methods of application as those disclosed in note 4 of the Company’s Audited Consolidated Financial Statements as at and for the year ended December 31, 2013, except as described below.

Joint Arrangements

A joint arrangement is an arrangement in which two or more parties have joint control established by a contractual agreement. Joint control requires unanimous consent for decisions regarding the relevant activities of the arrangement. A joint arrangement is either a joint operation, whereby the parties have rights to the assets and obligations for the liabilities, or a joint venture, whereby the parties have rights to the net assets.

Interests in joint operations are recognized in the consolidated financial statements by including Harvest’s share of assets, liabilities, revenues and expenses of the arrangement. Interests in joint ventures are accounted for using the equity method of accounting.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the equity method of accounting, interests in joint ventures are initially recognized at cost, with the carrying value subsequently increased or decreased to reflect the Company’s proportionate share of the profit or loss of the investee after the date of acquisition. Distributions received from an investee reduce the carrying value of the Company’s investment. When necessary, adjustments are made to investee financial statements to align accounting policies of investees with those applied by the Company in its consolidated financial statements.

The carrying values of Harvest’s equity accounted investments are reviewed at each reporting date to determine whether any indicators of impairment are present. If an indicator of impairment is identified, the recoverable amount of the investment is estimated. If the carrying value of the investment exceeds the estimated recoverable amount, an impairment charge is recognized.

Unrealized gains resulting from transactions with joint ventures are eliminated, to the extent of the Company’s interest in the joint venture. For sales of products or services from the Company to its joint ventures, unrealized gains are eliminated against the carrying value of the investment.

Judgment is required in determining whether joint arrangement structured through a separate vehicle is a joint operation or joint venture and involves determining whether the legal form and contractual arrangements give the Company direct rights to the assets and obligations for the liabilities. Other facts and circumstances are also assessed by management, including but not limited to, the Company’s rights to the economic benefits of assets and its involvement and responsibility for settling liabilities associated with the arrangement.

On April 23, 2014, Harvest entered into two joint arrangements with KERR Canada Co. Ltd. (“KERR”): Deep Basin Partnership (“DBP”) and HK MS Partnership (“HKMS”) (also see note 7). Unanimous consent must be obtained from the shareholders for decisions about relevant activities such as the approval of the overall capital program and budget. Based on management’s assessment, Harvest concluded that both joint arrangements are joint ventures. These joint ventures have been accounted for using the equity method of accounting. However, based on the terms of the agreement, which provide for differing proportions of earnings based on ownership percentages that are not representative of the economic substance, Harvest cannot simply apply its percentage ownership to pick up the net income from these joint ventures. Therefore, Harvest applied a hypothetical liquidation at book value (“HLBV”) method to calculate its equity share of net income for each reporting period. HLBV takes a balance sheet approach in calculating the earnings Harvest should recognize based on the change in Harvest’s share of the net assets in the partnerships under the provisions of the joint venture agreements in a liquidation scenario.

Change in Accounting Policies

Effective January 1, 2014, the Company has adopted the following new IFRS standards and amendments:

IAS 32 “Financial instruments: Presentation” has been amended to clarify that the right to offset financial assets and liabilities must be available on the current date and cannot be contingent on a future event. The adoption of this standard did not have a material impact on the Company’s financial statements.

IFRS Interpretations Committee (“IFRIC”) 21 “Levies”, clarifies the recognition requirements concerning a liability to pay a levy imposed by a government other than income tax. IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. The adoption of this standard did not have a material impact on Harvest’s financial statements.

Accounting Pronouncements

On May 28, 2014, the IASB issued IFRS 15 “Revenue”, which specifies how and when to recognize revenue as well as requiring entities to provide users of financial statements with more disclosure. The standard supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts”, and related interpretations. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. Harvest is currently evaluating the impact of adopting IFRS 15 on its consolidated financial statements.

On July 24, 2014, the IASB issued IFRS 9 “Financial Instruments” to replace IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 is effective for years beginning on or after January 1, 2018. Harvest is currently evaluating the impact of adopting IFRS 9 on its consolidated financial statements.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 3 of the Audited Consolidated Financial Statements for the year ended December 31, 2013.

4.	Segment Information

Harvest’s operating segments are determined based on information regularly reviewed for the purposes of decision making, allocating resources and assessing operational performance by Harvest’s chief operating decision makers. The Company’s reportable segments are:

Upstream operations consist of exploration, development, production and subsequent sale of petroleum, natural gas and natural gas liquids in western Canada.

The BlackGold oil sands project is located near Conklin, Alberta. Phase 1 of the project that is designed to produce 10,000 barrels of bitumen per day is currently under construction and development. BlackGold will use steam assisted gravity drainage technology to recover bitumen.

Downstream operations include the purchase and refining of crude oil at a medium gravity sour crude oil hydrocracking refinery, and the sale of the refined products to commercial, wholesale and retail customers. Downstream is located in the Province of Newfoundland and Labrador.

	Three months ended June 30(3)
	Upstream(2)		Downstream(2)		Total
	2014	2013	2014	2013	2014	2013
Petroleum, natural gas and refined products sales(1)	$295.0	$284.8	$1,120.4	$1,156.1	$1,415.4	$1,440.9
Royalties	(50.9)	(41.6)	—	—	(50.9)	(41.6)
Income from joint ventures	0.2	—	—	—	0.2	—
Revenues and other income	244.3	243.2	1,120.4	1,156.1	1,364.7	1,399.3

Expenses
Purchased products for resale and processing	—	—	1,103.8	1,135.5	1,103.8	1,135.5
Operating	81.4	86.9	57.7	48.6	139.1	135.5
Transportation and marketing	7.4	5.2	2.2	1.3	9.6	6.5
General and administrative	16.1	17.3	0.2	0.1	16.3	17.4
Depletion, depreciation and amortization	110.2	139.2	3.4	22.2	113.6	161.4
Exploration and evaluation	0.4	0.3	—	—	0.4	0.3
Gains on disposition of assets	(2.1)	(2.3)	—	—	(2.1)	(2.3)
Risk management contracts gains	(1.3)	(3.0)	—	—	(1.3)	(3.0)
Operating income (loss)	$32.2	$(0.4)	$(46.9)	$(51.6)	$(14.7)	$(52.0)

Finance costs					25.4	22.5
Foreign exchange (gains) losses					(29.8)	30.8
Loss before income tax					(10.3)	(105.3)

Income tax expense (recovery)					14.5	(16.1)
Net loss					$(24.8)	$(89.2)

(1)

Of the total Downstream revenue, one customer represents sales of $948.9 million for the three months ended June 30, 2014 (2013 – one customer with sales of $986.7 million). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Six months ended June 30(3)
	Upstream(2)		Downstream(2)		Total
	2014	2013	2014	2013	2014	2013
Petroleum, natural gas and refined products sales(1)	$582.7	$553.7	$2,233.8	$2,278.1	$2,816.5	$2,831.8
Royalties	(87.2)	(74.3)	—	—	(87.2)	(74.3)
Income from joint ventures	0.2	—	—	—	0.2	—
Revenues and other income	495.7	479.4	2,233.8	2,278.1	2,729.5	2,757.5

Expenses
Purchased products for resale and processing	—	—	2,111.8	2,221.9	2,111.8	2,221.9
Operating	169.9	178.7	126.3	115.7	296.2	294.4
Transportation and marketing	13.6	10.2	3.9	2.8	17.5	13.0
General and administrative	33.0	35.0	0.3	0.3	33.3	35.3
Depletion, depreciation and amortization	219.7	284.3	7.0	44.0	226.7	328.3
Exploration and evaluation	9.1	8.9	—	—	9.1	8.9
Gains on disposition of assets	(1.4)	(8.9)	(0.2)	—	(1.6)	(8.9)
Risk management contracts gains	(2.0)	(6.0)	—	—	(2.0)	(6.0)
Operating income (loss)	$53.8	$(22.8)	$(15.3)	$(106.6)	$38.5	$(129.4)

Finance costs					49.9	49.9
Foreign exchange losses					2.4	36.6
Loss before income tax					(13.8)	(215.9)

Income tax recovery					8.1	(31.4)
Net loss					$(21.9)	$(184.5)

(1)

Of the total Downstream revenue, one customer represents sales of $1.9 billion for the six months ended June 30, 2014 (2013 – one customer with sales of $1.9 billion). No other single customer within either segment represents greater than 10% of Harvest’s total revenue.

(2)	There is no intersegment activity.
(3)	The BlackGold segment is under development, as such, there are no operating activities to report.

	Three months ended June 30
	Upstream		BlackGold		Downstream		Total
Capital Additions	2014	2013	2014	2013	2014	2013	2014	2013
Additions to PPE	$57.6	$27.3	$49.2	$118.6	$7.4	$10.1	$114.2	$156.0
Additions to E&E	4.0	2.4	—	—	—	—	4.0	2.4
Property acquisitions (dispositions), net	(90.4)	(125.4)	—	—	—	—	(90.4)	(125.4)
Total capital additions (disposals)	$(28.8)	$(95.7)	$49.2	$118.6	$7.4	$10.1	$27.8	$33.0

	Six months ended June 30
	Upstream		BlackGold		Downstream		Total
Capital Additions	2014	2013	2014	2013	2014	2013	2014	2013
Additions to PPE	$185.6	$137.2	$91.4	$179.7	$10.6	$22.6	$287.6	$339.5
Additions to E&E	10.3	15.8	—	—	—	—	10.3	15.8
Property acquisitions (dispositions), net	(92.5)	(122.1)	—	—	(0.2)	—	(92.7)	(122.1)
Total capital additions	$103.4	$30.9	$91.4	$179.7	$10.4	$22.6	$205.2	$233.2

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Total Assets	PP&E	E&E	Goodwill
June 30, 2014
Upstream	$3,745.4	$3,045.8	$57.3	$379.8
BlackGold	1,231.8	1,231.6	—	—
Downstream	410.9	160.4	—	—
Total	$5,388.1	$4,437.8	$57.3	$379.8

December 31, 2013
Upstream	$3,794.0	$3,166.2	$59.4	$379.8
BlackGold	1,144.0	1,138.8	—	—
Downstream	351.9	156.4	—	—
Total	$5,289.9	$4,461.4	$59.4	$379.8

5.	Property, Plant and Equipment (“PP&E”)

	Upstream	BlackGold	Downstream	Total
Cost:
As at December 31, 2012	$5,085.5	$679.8	$1,390.3	$7,155.6
Additions	305.6	444.5	53.2	803.3
Acquisitions	16.3	0.7	—	17.0
Disposals	(177.9)	—	(4.9)	(182.8)
Transfer from E&E	11.3	—	—	11.3
Change in decommissioning liabilities	31.5	13.8	—	45.3
Exchange adjustment	—	—	99.4	99.4
As at December 31, 2013	$5,272.3	$1,138.8	$1,538.0	$7,949.1
Additions	185.6	91.4	10.6	287.6
Acquisitions	0.5	—	—	0.5
Disposals	(89.2)	—	(0.2)	(89.4)
Change in decommissioning liabilities	2.4	1.4	—	3.8
Exchange adjustment	—	—	4.9	4.9
As at June 30, 2014	$5,371.6	$1,231.6	$1,553.3	$8,156.5

Accumulated depletion, depreciation, amortization and impairment losses:
As at December 31, 2012	$1,577.9	$—	$785.8	$2,363.7
Depreciation, depletion and amortization	530.0	—	82.8	612.8
Disposals	(25.9)	—	(4.7)	(30.6)
Impairment	24.1	—	458.9	483.0
Exchange adjustments	—	—	58.8	58.8
As at December 31, 2013	$2,106.1	$—	$1,381.6	$3,487.7
Depreciation, depletion and amortization	219.7	—	7.0	226.7
Exchange adjustments	—	—	4.3	4.3
As at June 30, 2014	$2,325.8	$—	$1,392.9	$3,718.7

Net Book Value:
As at June 30, 2014	$3,045.8	$1,231.6	$160.4	$4,437.8
As at December 31, 2013	$3,166.2	$1,138.8	$156.4	$4,461.4

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

General and administrative costs directly attributable to PP&E addition activities of $4.5 million and $9.8 million have been capitalized during the three and six months ended June 30, 2014 (2013 – $4.5 million and $9.0 million, respectively). Borrowing costs relating to the development of BlackGold assets have been capitalized within PP&E during the three and six months ended June 30, 2014 in the amount of $7.9 million and $15.1 million (2013 – $4.1 million and $8.2 million), at a weighted average interest rate of 4.8% and 4.7%, respectively (2013 – 5.1% for both periods). PP&E additions also include non-cash additions relating to the BlackGold deferred payment of $0.7 million (December 31, 2013 – $71.5 million) (see note 13).

At June 30, 2014, the following costs were excluded from the asset base subject to depreciation, depletion and amortization: BlackGold oil sands assets of $1.2 billion (December 31, 2013 – $1.1 billion), Downstream assets under construction of $42.1 million (December 31, 2013 – $37.0 million) and Downstream major parts inventory of $8.4 million (December 31, 2013 – $8.3 million).

6.	Exploration and Evaluation Assets (“E&E”)

As at December 31, 2012	$73.4
Additions	16.7
Disposition	(7.9)
Unsuccessful E&E costs	(11.5)
Transfer to property, plant and equipment	(11.3)
As at December 31, 2013	$59.4
Additions	10.3
Acquisition	0.1
Disposition	(3.9)
Unsuccessful E&E costs	(8.6)
As at June 30, 2014	$57.3

The Company determined certain E&E costs to be unsuccessful and not recoverable, which were expensed as follows, together with pre-licensing expenses.

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Pre-licensing costs	$—	$0.1	$0.5	$0.7
Unsuccessful E&E costs	0.4	0.2	8.6	8.2
E&E expense	$0.4	$0.3	$9.1	$8.9

7.	Investments in Joint Ventures

As described under note 3, on April 23, 2014, Harvest entered into the DBP and HKMS joint ventures with KERR. The principal place of operations for both DBP and HKMS is in Canada. DBP was established for the purposes of exploring, developing and producing from certain oil and gas properties in the Deep Basin area in Northwest Alberta. Harvest contributed certain producing and non-producing properties to DBP in exchange for 467,386,000 of common partnership units (82.32% ownership interest), while KERR contributed $100.4 million for 100,368,000 preferred partnership units (17.68% ownership interest). Amounts contributed by KERR will be spent by the DBP to drill and develop partnership properties in the Deep Basin area. If funding from KERR is insufficient to fund the entire agreed initial multi-year development program, Harvest will fund the balance of the program from its share of partnership distributions.

The preferred partnership units provide KERR certain preference rights, including a put option right exercisable after 10.5 years, whereby KERR could cause DBP to redeem all its preferred partnership units for consideration equal to its initial contribution plus a minimum after-tax internal rate of return of two percent. If DBP does not have sufficient funds to complete the redemption obligation and after making efforts to secure funding, whether via issuing new equity, entering into a financing arrangement or selling assets, the partnership can cash-call Harvest to meet such obligation (the “top-up obligation”). This top-up obligation is accounted for by Harvest at fair value through profit and loss and is estimated using a probabilistic model of the estimated future cash flows of the DBP (level 3 fair value inputs). The cash flow forecast is based on management’s internal assumptions of the volumes, commodity prices, royalties, operating costs and capital expenditures specific to the DBP. As at June 30, 2014, the fair value of the top-up obligation was estimated at $nil, therefore, no top-up obligation was recorded by Harvest. In addition, once KERR achieves the minimum after-tax internal rate of return on its investment, Harvest is entitled to increased return on its investment.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

HKMS was formed for the purposes of constructing and operating a gas processing facility, which will be primarily used to process the gas produced from the properties owned by the Deep Basin Partnership. A gas processing agreement was entered by the two partnerships. For the HKMS Partnership, KERR contributed $22.6 million for 22,632,000 partnership units, which represent 34.82% of the outstanding partnership units. The remaining 65.18% (42,368,000 partnership units) will be contributed by Harvest as cash is required for the completion of construction of the gas processing facility. On the earlier of 10.5 years after the formation of HKMS or when KERR achieves certain internal rate of return, Harvest will have the right but not the obligation to purchase all of KERR’s interest for nominal consideration. As at June 30, 2014, no contribution had been made by Harvest to the HKMS partnership.

The following tables show the balance and the movement in the investments in joint ventures account during the period:

	June 30, 2014	April 23, 2014
Deep Basin Partnership	$55.1	$54.9
HKMS Partnership	—	—
Investments in joint ventures	$55.1	$54.9

The initial investment of $54.9 million in DBP represents the net book value of the assets Harvest contributed to the partnership. No gain or loss was recognized by Harvest on the contribution as KERR’s ownership interest in DBP is considered a liability and not an equity interest. The unrecognized gain will be recognized over 10.5 years based on KERR’s interest being converted to equity as distributions are made to KERR during the term.

Balance as at April 23, 2014	$54.9
Share of income from investments in joint ventures using HLBV method	0.2
Balance as at June 30, 2014	$55.1

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the financial information of the DBP:

	June 30, 2014	April 23, 2014
	DBP	DBP
Cash and cash equivalents	$50.3	$100.4
Other current assets	28.4	—
Total current assets	$78.7	$100.4
Non-current assets	80.6	57.4
Total assets(1)	$159.3	$157.8

Current liabilities	$0.8	$—
Non-current financial liabilities	100.7	100.4
Other non-current liabilities	2.4	2.5
Total liabilities(1)	$103.9	$102.9

Net assets(1)	$55.4	$54.9

(1) Balances represent 100% share of DBP

April 23 to June 30, 2014
DBP
Revenues	$3.4
Depletion, depreciation and amortization	(2.1)
Finance costs	(0.3)
Other	(0.6)
Net income(1)	$0.4

(1) Balances represent 100% share of DBP

The following table summarizes 100% of DBP’s contractual obligations and estimated commitments as at June 30, 2014:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Firm processing commitment	$7.0	$28.0	$28.0	$67.3	$130.3
Decommissioning and environmental liabilities(1)	—	—	0.1	6.2	6.3
Total	$7.0	$28.0	$28.1	$73.5	$136.6

(1) Represents the undiscounted obligation by period.

8.	Long-Term Debt

	June 30, 2014	December 31, 2013
Credit facility	$719.5	$785.2
67/8% senior notes due 2017 (US$500 million)	524.9	522.1
21/8% senior notes due 2018 (US$630 million)	668.3	665.7
Long-term debt outstanding	1,912.7	1,973.0

Credit facility

On April 15, 2014, Harvest amended its credit facility to accommodate the progression of non-wholly owned partnership and joint venture arrangements for the development of Company lands. The amendments included provisions that allow the formation, operation and funding of partnerships that Harvest does not fully own, within specific parameters regarding the amount of assets and production contributed to such non-wholly owned partnership and joint venture arrangements. Limitation on distributions has been amended to allow distributions to Harvest or third parties by a joint venture partnership under specific provisions. The definitions for financial measures that are used in covenant ratios, including annualized EBITDA, total debt and senior debt have also been amended to accommodate the partnership and joint venture arrangements. In addition, the amendment removed Harvest’s option to cause the BlackGold assets to be removed from the security package of the credit facility, effectively enabling the Company to recognize equity related to BlackGold of $457.2 million as at June 30, 2014 for purposes of total capitalization, and specified an incremental amount of $229.5 million to be added to total capitalization for purposes of the total debt to total capitalization covenant, representing partial relief of the Downstream impairment charge incurred in 2013.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2014, Harvest had $723.4 million drawn from the $1.0 billion available under the credit facility (December 31, 2013 - $788.5 million). The carrying value of the credit facility includes $3.9 million of deferred financial fees at June 30, 2014 (December 31, 2013 - $3.3 million). For the three and six months ended June 30, 2014, interest charges on the credit facility borrowings aggregated to $6.5 million and $13.0 million (2013 - $4.7 million and $9.0 million), reflecting an effective interest rate of 3.5% for both periods (2013 – 2.6% and 2.8% respectively).

9.	Capital Structure

Harvest considers its capital structure to be its long term debt, related party loans, and shareholder’s equity.

	June 30, 2014	December 31, 2013
Credit facility(1)	$723.4	$788.5
67/8% senior notes (US$500 million)(1)(2)	533.5	531.8
21/8% senior notes (US$630 million)(1)(2)	672.2	670.1
Related party loans (US$170 million and CAD$200 million)(2)(3)	381.4	260.8
	$2,310.5	$2,251.2
Shareholder's equity	1,914.8	1,939.2
	$4,225.3	$4,190.4

(1)	Excludes capitalized financing fees
(2)	Face value converted at the period end exchange rate
(3)	As at December 31, 2013, related party loans comprised of US$170 million from ANKOR and CAD$80 million from KNOC.

Harvest’s primary objective in its management of capital resources is to have access to capital to fund its financial obligations as well as future operating and capital activities. Harvest monitors its capital structure and makes adjustments according to market conditions to remain flexible while meeting these objectives. Accordingly, Harvest may adjust its capital spending programs, issue equity, issue new debt or repay existing debt.

Harvest evaluates its capital structure using the same financial covenant ratios as the ones externally imposed under the Company’s credit facility. Harvest was in compliance with all debt covenants at June 30, 2014.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Covenant	June 30, 2014	December 31, 2013
Senior debt (1) to annualized EBITDA (2)	3.00 to 1.0 or less	1.85	2.41
Annualized EBITDA(2) to annualized interest expense (3)	2.50 to 1.0 or higher	4.46	3.62
Senior debt (1) to total capitalization (4)	50% or less	18%	22%
Total debt (5) to total capitalization (6)	55% or less	45%	54%

(1)

Senior debt consists of letters of credit of $13.4 million (December 31, 2013 – $13.3 million), credit facility of $719.5 million (December 31, 2013 – $785.2 million), guarantees of $68.2 million (December 31, 2013 – $32.8 million) and risk management contracts liabilities of $7.9 million (December 31, 2013 - $0.6 million) at June 30, 2014.

(2)

The measure of Consolidated EBITDA (herein referred to as “annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items during the last four quarters.

(3)

Annualized interest expense is a reference to Consolidated Interest Expense as defined in Harvest’s credit facility agreement and includes all interest expenses and finance charges incurred during the last four quarters.

(4)

Senior debt to total capitalization was amended on April 15, 2014 (see note 8). For the purposes of calculating the senior debt to total capitalization ratio, total capitalization will include total debt, related party loans, and shareholder’s equity as at June 30, 2014. Prior to the amendment, Harvest excluded equity related to BlackGold of $457.7 million as at December 31, 2013 in total capitalization.

(5)	Total debt consists of senior debt, senior notes, plus an incremental amount of $77.7 million representing the implied redemption obligation owed to KERR in the Deep Basin Partnership.
(6)

Total debt to total capitalization was amended on April 15, 2014 (see note 8). For the purposes of calculating the total debt to total capitalization ratio, total capitalization will include total debt, related party loans, shareholder’s equity, plus an incremental amount of $229.5 million representing partial relief of the Downstream impairment charge incurred in 2013.

10.	Financial Instruments

(a) Fair Values

Financial instruments of Harvest consist of cash, accounts receivable, accounts payable and accrued liabilities, borrowings under the credit facility, risk management contracts, promissory note, senior notes, related party loans and long term liability. Cash and risk management contracts are the only financial instruments that are measured in fair value on a recurring basis. Harvest classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

Level 1:

quoted (unadjusted) prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3:	techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2014		Fair Value Measurements

			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables
Accounts receivable	$204.9	$204.9	$—	$204.9
Held for Trading
Fair value of risk management contracts	5.7	5.7	—	5.7
Total Financial Assets	$210.6	$210.6	$—	$210.6
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$7.9	$7.9	$—	$7.9
Measured at Amortized Cost
Accounts payable and accrued liabilities	317.6	317.6	—	317.6
Credit Facility	719.5	723.4	—	723.4
6 7/8% senior notes	524.9	581.5	—	581.5
2 1/8% senior notes	668.3	673.3	673.3	—
Promissory note	6.2	6.2	—	6.2
Related party loans	378.6	366.3	—	366.3
Long-term liability	59.4	51.6	—	51.6
Total Financial Liabilities	$2,682.4	$2,727.8	$673.3	$2,054.5

	December 31, 2013		Fair Value Measurements
			Quoted prices in	Significant other
	Carrying	Fair	active markets	observable
	Value	Value	(Level 1)	inputs (Level 2)
Financial Assets
Loans and Receivables
Accounts receivable	$168.9	$168.9	$—	$168.9
Held for Trading
Fair value of risk management contracts	0.3	0.3	—	0.3
Total Financial Assets	$169.2	$169.2	$—	$169.2
Financial Liabilities
Held for Trading
Fair value of risk management contracts	$0.6	$0.6	$—	$0.6
Measured at Amortized Cost
Accounts payable and accrued liabilities	258.3	258.3	—	258.3
Credit facility	785.2	788.5	—	788.5
6 7/8% senior notes	522.1	577.7	—	577.7
2 1/8% senior notes	665.7	653.2	653.2	—
Promissory note	12.3	12.3	—	12.3
Related party loans	259.6	242.1	—	242.1
Long-term liability	69.2	60.7	—	60.7
Total Financial Liabilities	$2,573.0	$2,593.4	$653.2	$1,940.2

b)	Risk Management Contracts

The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. These derivative contracts are entered for periods consistent with the underlying hedged transactions. Under hedge accounting, the effective portion of the unrealized gains and losses is included in OCL. When the hedged item is settled, the related effective portion of the realized gains and losses is removed from AOCL and included in petroleum, natural gas, and refined product sales (see note 14 and 18). The ineffective portion of the unrealized and realized gains and losses are recognized in the consolidated statement of comprehensive loss.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Risk management contracts (gains) losses recorded to income include the ineffective portion of the gains or losses on the derivative contracts designated as cash flow hedges, the gains or losses on the derivatives that were not designated as hedges and the gains or losses subsequent to the discontinuation of hedge accounting on the previously designated derivatives:

	Three months ended June 30
		2014			2013
	Realized	Unrealized		Realized	Unrealized
	losses	gains	Total	(gains) losses	(gains) losses	Total
Power	$0.9	$(2.1)	$(1.2)	$(2.2)	$(0.9)	$(3.1)
Crude Oil	—	(0.2)	(0.2)	—	(0.9)	(0.9)
Currency	0.1	—	0.1	0.1	0.9	1.0
	$1.0	$(2.3)	$(1.3)	$(2.1)	$(0.9)	$(3.0)

	Six months ended June 30
		2014			2013
	Realized	Unrealized		Realized	Unrealized
	losses	gains	Total	gains	gains	Total
Power	$0.5	$(2.5)	$(2.0)	$(2.5)	$(1.3)	$(3.8)
Crude Oil	—	—	—	—	(0.8)	(0.8)
Currency	—	—	—	(1.4)	—	(1.4)
	$0.5	$(2.5)	$(2.0)	$(3.9)	$(2.1)	$(6.0)

The following is a summary of Harvest’s risk management contracts outstanding at June 30, 2014:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
44,600 GJ/day	AECO swap	July - Dec 2014	$3.76/GJ	$(4.4)
6,500 bbls/day	WCS price swap	July - Dec 2014	US$77.78/bbl	(3.2)
US$0.5 million/day	Foreign exchange swap	July - Dec 2014	$1.1088 Cdn/US	3.4
				$(4.2)

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair value
35 MWh	AESO power swap	July - Dec 2014	$54.74/MWh	$1.1
15 MWh	AESO power swap	Jan - Dec 2015	$48.67/MWh	0.9
				$2.0

(c) Risk Exposure

A description of the nature and extent of these risks can be found under note 16 of the Audited Consolidated Financial Statements for the year ended December 31, 2013. Risks associated with financial assets and liabilities have not changed significantly since December 31, 2013.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Provisions

	Upstream	BlackGold	Downstream	Total
Decommissioning liabilities at December 31, 2012	$709.3	$19.8	$16.2	$745.3
Liabilities incurred	8.6	14.9	—	23.5
Settled during the period	(18.6)	(0.1)	—	(18.7)
Revisions (change in estimated timing and costs)	22.9	(1.1)	—	21.8
Disposals	(33.6)	—	—	(33.6)
Accretion	20.8	0.8	0.5	22.1
Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Environmental remediation at December 31, 2013	6.7	—	—	6.7
Other provisions at December 31, 2013	3.5	—	—	3.5
Less current portion	(39.1)	—	—	(39.1)
Balance at December 31, 2013	$680.5	$34.3	$16.7	$731.5

Decommissioning liabilities at December 31, 2013	$709.4	$34.3	$16.7	$760.4
Liabilities incurred	2.5	1.4	—	3.9
Settled during the period	(3.6)	—	—	(3.6)
Revisions (change in estimated timing and costs)	(0.1)	—	—	(0.1)
Disposals	(3.5)	—	—	(3.5)
Accretion	10.6	0.5	0.3	11.4
Decommissioning liabilities at June 30, 2014	$715.3	$36.2	$17.0	$768.5
Environmental remediation at June 30, 2014	8.2	—	—	8.2
Other provisions at June 30, 2014	3.5	—	—	3.5
Less current portion	(50.2)	—	—	(50.2)
Balance at June 30, 2014	$676.8	$36.2	$17.0	$730.0

Harvest estimates the total undiscounted amount of cash flows required to settle its decommissioning and environmental remediation liabilities to be approximately $1.6 billion at June 30, 2014 (December 31, 2013 - $1.6 billion), which will be incurred between 2014 and 2074. A risk-free discount rate of 3.0% (December 31, 2013 - 3.0%) and inflation rate of 1.7% (December 31, 2013 - 1.7%) were used to calculate the fair value of the decommissioning and environmental remediation liabilities.

12.	Inventories

	June 30, 2014	December 31, 2013
Petroleum products
Upstream – pipeline fill	$3.6	$3.0
Downstream	79.5	43.8
Total petroleum product inventory	83.1	46.8
Parts and supplies	4.4	4.8
	$87.5	$51.6

For the three months ended June 30, 2014, Downstream recognized inventory impairments of $0.1 million and $0.7 million, respectively (2013 - $2.4 million and $4.1 million, respectively) and impairment reversals of $0.2 million and $0.4 million, respectively (2013 - $0.1 million and $0.3 million, respectively). Such write-down and recovery amounts are included as costs in “purchased products for processing and resale” in the consolidated statements of comprehensive loss. The amount of petroleum products inventory recognized as an expense during the three month period is included in “purchased products for processing and resale expense” in the consolidated statements of comprehensive loss.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Long-Term Liability

Under the BlackGold oil sands engineering, procurement and construction (“EPC”) contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at June 30, 2014, Harvest recognized a total liability of $76.9 million (December 31, 2013 – $76.2 million) using a discount rate of 4.5% (December 31, 2013 – 4.5%) of which $19.0 million (December 31, 2013 - $9.6 million) is payable within a year and has been included with accounts payable and accrued liabilities.

Also included in long-term liability and other is an accrual related to Harvest’s long term incentive program of $1.5 million (December 31, 2013 – $2.6 million) as well as deferred credits of $0.2 million (December 31, 2013 – $0.3 million).

14.	Revenues and Other Income

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Crude oil and natural gas sales, net of royalties	$249.3	$243.8	$507.0	$479.5
Refinery products sales	1,120.4	1,156.1	2,233.8	2,278.1
Income from joint ventures	0.2	—	0.2	—
Effective portion of realized cash flow hedges	(5.2)	(0.6)	(11.5)	(0.1)
	$1,364.7	$1,399.3	$2,729.5	$2,757.5

15.	Finance Costs

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Interest and other financing charges	$27.5	$24.7	$53.4	$50.6
Accretion of decommissioning and environmental remediation liabilities	5.8	5.5	11.6	11.1
Gain on redemption of convertible debentures	—	(3.6)	—	(3.6)
Less: interest capitalized	(7.9)	(4.1)	(15.1)	(8.2)
	$25.4	$22.5	$49.9	$49.9

16.	Foreign Exchange

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Realized (gains) losses on foreign exchange	$(1.0)	$(0.9)	$1.0	$1.1
Unrealized (gains) losses on foreign exchange	(28.8)	31.7	1.4	35.5
	$(29.8)	$30.8	$2.4	$36.6

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Supplemental Cash Flow Information

	Six months ended June 30
	2014	2013
Source (use) of cash:
Accounts receivable	$(36.0)	$(16.7)
Prepaid expenses and long-term deposit	2.6	2.8
Inventories	(35.9)	16.2
Accounts payable and accrued liabilities	59.3	(52.6)
Net changes in non-cash working capital	(10.0)	(50.3)

Changes relating to operating activities	24.0	(4.7)
Changes relating to investing activities	(45.1)	(22.3)
Long-term liability	9.5	—
Promissory note	—	(24.2)
Add: Other non-cash changes	1.6	0.9
	$(10.0)	$(50.3)

18.	Accumulated Other Comprehensive Loss (“AOCL”)

	Foreign	Designated
	Currency	Cash Flow
	Translation	Hedges, Net of	Actuarial Loss,
	Adjustment	Tax	Net of Tax	Total
Balance at December 31, 2012	$(42.1)	$1.2	$(16.7)	$(57.6)
Reclassification to net income of gains on cash flow hedges	—	(2.8)	—	(2.8)
Gains on derivatives designated as cash flow hedges, net of tax	—	1.7	—	1.7
Actuarial loss, net of tax	—	—	18.1	18.1
Gains on foreign currency translation	7.9	—	—	7.9
Balance at December 31, 2013	$(34.2)	$0.1	$1.4	$(32.7)
Reclassification to net income of losses on cash flow hedges	—	8.3	—	8.3
Losses on derivatives designated as cash flow hedges, net of tax	—	(11.4)	—	(11.4)
Actuarial loss, net of tax	—	—	(3.9)	(3.9)
Losses on foreign currency translation	(1.5)	—	—	(1.5)
Balance at June 30, 2014	$(35.7)	$(3.0)	$(2.5)	$(41.2)

The following table summarizes the impacts of the cash flow hedges on the OCL:

	Three months ended June 30				Six months ended June 30
	After-tax		Pre-tax		After-tax		Pre-tax
	2014	2013	2014	2013	2014	2013	2014	2013
Losses reclassified from OCL to revenues	$3.8	$ 0.4	$5.2	$0.6	$8.3	$0.1	$11.5	$0.1
Gains (losses) recognized in OCL	0.3	0.3	0.4	0.3	(11.4)	(2.0)	(15.8)	(2.8)
Total	$4.1	$0.7	$5.6	$0.9	$(3.1)	$(1.9)	$(4.3)	$(2.7)

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The Company expects the $3.0 million after-tax accumulated loss reported in AOCL ($4.3 million pre-tax) related to the natural gas and crude oil cash flow hedges to be released to net income within the next six months.

19.	Commitments

The following is a summary of Harvest’s contractual obligations and estimated commitments as at June 30, 2014:

		Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	$6.2	$713.2	$1,587.1	$—	$2,306.5
Debt interest payments(1) (2)	37.7	150.0	154.6	—	342.3
Purchase commitments(3)	62.5	20.6	20.0	40.0	143.1
Operating leases	10.9	20.1	22.9	44.8	98.7
Firm processing commitments	18.2	37.7	31.9	91.6	179.4
Firm transportation agreements	11.6	41.4	84.4	47.3	184.7
Employee benefits(4)	2.1	4.2	1.0	7.5	14.8
Decommissioning and environmental liabilities(5)	46.7	57.5	42.0	1,488.2	1,634.4
Total	$195.9	$1,044.7	$1,943.9	$1,719.4	$4,903.9

(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at June 30, 2014 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(5)	Represents the undiscounted obligation by period.

Harvest also has commitments to purchase refinery crude stock and sell refined products under a supply and offtake agreement with Macquarie Energy Canada Ltd. (“Macquarie”). These purchase commitments will be net settled against any refined product sales to Macquarie.

20.	Related Party Transactions

a)	Related party loans

On December 30, 2013, Harvest entered into a subordinated loan agreement with KNOC to borrow up to $200 million at a fixed interest rate of 5.3% per annum. The full principal and accrued interest is payable on December 30, 2018. At June 30, 2014, Harvest has drawn $200 million from the loan agreement (December 31, 2013 - $80 million). The loan amount was recorded at fair value on initial recognition by discounting the future cash payments at the rate of 7% which is considered the market rate applicable to the liability. The difference between the fair value and the loan amount was recognized in contributed surplus. As at June 30, 2014, $10.3 million (December 31, 2013 - $4.3 million) has been recognized in contributed surplus related to the KNOC loan. For the three and six months ended June 30, 2014, interest expenses of $2.4 million and $4.0 million were recorded (2013 - $nil), of which $4.0 million remains outstanding as at June 30, 2014 (December 31, 2013 - $nil).

On August 16, 2012, Harvest entered into a subordinated loan agreement with ANKOR to borrow US$170 million at a fixed interest rate of 4.62% per annum. The principal balance and accrued interest is payable on October 2, 2017. At June 30, 2014, Harvest’s related party loan from ANKOR included $181.4 million (December 31, 2013 - $180.8 million) of principal and $2.9 million (December 31, 2013 - $3.0 million) of accrued interest. Interest expenses were $2.1 million and $4.3 million for the three and six months ended June 30, 2014 (2013 - $2.0 million and $4.0 million, respectively).

The related party loans are unsecured and the loan agreements contain no restrictive covenants. For purposes of Harvest’s credit facility covenant requirements, the related party loans are excluded from the ‘total debt’ amount but included in the ‘total capitalization’ amount.

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CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

b)	Other related party transactions

	Transactions				Balance Outstanding
	Three months ended Six months ended				Accounts receivable as at		Accounts payable as at
	June 30,		June 30,		June 30,	December 31,	June 30,	December 31,
	2014	2013	2014	2013	2014	2013	2014	2013
Revenues
KNOC(1)	$—	$1.5	$—	$1.5	$—	$—	$—	$—
Other KNOC subsidiaries(2)	$—	$0.2	$0.1	$0.4	$—	$—	$—	$—

Operating Expenses
Other KNOC subsidiaries(3)	$0.2	$0.1	$0.2	$0.2	$—	$—	$0.1	$—

G&A Expenses
KNOC(4)	$(0.8)	$(0.8)	$(1.9)	$(1.3)	$1.3	$—	$2.1	$0.5

Finance costs
KNOC(5)	$1.0	$1.3	$2.0	$1.3	$—	$—	$2.4	$0.5

(1)	Global Technology and Research Centre (“GTRC) is used as a training and research facility for KNOC. In 2013, the amount is related to a geological study performed by the GTRC on behalf of KNOC.
(2)

On February 28, 2014 KNOC purchased 100% of the shares of KNOC Trading Corporation for US$0.4 million. Prior to the sale of KNOC Trading Corporation (“KNOC Trading”), KNOC Trading was a wholly owned subsidiary of North Atlantic. KNOC Trading bills Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC.

(3)

Subsequent to the sale of KNOC Trading to KNOC, KNOC Trading continues to perform marketing services to North Atlantic. In 2013, the amounts relate to the billing from ANKOR for office rent and salaries and benefits related to KNOC Trading.

(4)

Amounts relate to the reimbursement from KNOC for general and administrative expenses incurred by the GTRC. Also included is Harvest’s reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest.

(5)

Charges from KNOC for the irrevocable and unconditional guarantee they provided on Harvest’s 21/8% senior notes and the senior unsecured credit facility. A guarantee fee of 52 basis points per annum is charged by KNOC.

21.	Subsequent Events

Subsequent to the second quarter of 2014, Harvest has entered into a purchase and sale agreement to sell certain non-core oil assets with approximately 2,000 barrels per day of production in Alberta for approximately $170 million in cash proceeds, net of any customary closing adjustments. The sale is expected to close during the third quarter of 2014.

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